UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”) and Brooge Energy Limited (“Brooge Energy” or “Company”). The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the loss of any end-users; (2) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (3) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with other growth and expansion projects; (4) the timing of any restatement of the affected financial statements, the impact of such restatement on the financing agreements to which the Company and its subsidiaries are party and other material agreements, and the extent of any weaknesses in the Company’s internal control over financial reporting; and (5) the other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission (“SEC”), including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Appointment of Auditor for prior years 2018 and 2019; Appointment of Chief Financial Officer.

On December 9, 2022, the Audit Committee of the Board of Directors of Brooge Energy (the “Audit Committee”), appointed Affiniax AAS Auditors to re-audit the Company’s previously issued financial statements as of and for the periods ending December 31, 2019 and 2018, in response to the previously noted non-reliance decision relating to such financials.

On December 9, 2022, the Audit Committee recommended and the Board of Directors approved the appointment of Paul Ditchburn as the Chief Financial Officer of the Company. Prior to this appointment, Mr. Ditchburn was a Consultant at Rak Gas LLC, where he provided financial guidance and oversaw the finance and accounting functions. Mr. Ditchburn was also responsible for commercial analysis and business development. Mr. Ditchburn will start on December 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 12, 2022	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb
Title: Interim Chief Executive Officer

2